

September 29, 2014

Via E-Mail
Alexander F. Cohen
Latham & Watkins LLP
555 Eleventh Street NW
Suite 1000
Washington, DC 20004

> **Re: Allergan Inc.**
> **Schedule 14D-9, as amended**
> **Response letter dated September 26, 2014**
> **File No. 5-40724**

Dear Mr. Cohen:

We have reviewed your letter listed above responding to our oral comments issued on September 23, 2014. We have the following additional comments:

1. We note the following statement in your response to comment 1 issued on September 23, 2014: "Specifically, with respect to the press reports regarding potential acquisition transactions, either no negotiations took place, or discussion commenced significantly prior to Valeant's offer." Clarify the "offer" to which you refer. Specifically, are you referencing the exchange offer commenced by Valeant Pharmaceutical on July 18, 2014? Or the earlier communications from Valeant proposing a business combination transaction, including its letter to the Board of Allergan in April 2014? We may have additional comments after we review your response.

2. See our last comment above. Please supplementally list in your response letter all negotiations or discussions that Allergan has engaged in since February 2014 concerning any of the types of transactions referenced in Item 1006(c)(1) – (c)(3) of Regulation M-A. As to each, identify the parties and the form of the transaction discussed, when negotiations commenced and (where applicable) when they terminated and under what circumstances. To the extent communications began, were terminated and then were revived, so indicate. We may have additional comments after we review your response.

If you have any questions regarding these comments or your filings in general, please contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions